

August 23, 2010

Yosef A. Maiman
Chief Executive Officer and President
Ampal-American Israel Corporation
555 Madison Avenue
New York, NY 10022

> **Re:** **Ampal-American Israel Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 4, 2010**
> **Definitive Proxy Statement**
> **Filed March 31, 2010**
> **File No. 000-00538**

Dear Mr. Maiman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 42

1.   We have reviewed your proposed disclosure in your response to comment 1 in your letter dated August 3, 2010, and your disclosure in your Form 10-Q for the Quarterly Period Ended June 30, 2010, as it relates to your liquidity and capital resources. We note that you have current debt principal obligations of $43 million and ship purchase obligations of $22 million coming due within the next 12 months, and cash and marketable securities

of $36.4 million. The shortfall of approximately $30 million significantly exceeds your operating cash flows in recent historical periods. Tell us how you plan to address this shortfall, and show us the disclosure you will include in future filings to specifically address your liquidity needs over the subsequent 12 month period, rather than providing boilerplate disclosure that you may need to borrow or liquidate assets.

2. We have reviewed your proposed disclosure in your response to comment 1 in your letter dated August 3, 2010, and your disclosure in your Form 10-Q for the Quarterly Period Ended June 30, 2010, and note that you have the ability and intent to refinance existing debt facilities totaling approximately $166 million, maturing within the next 12 months. Please tell us how you have determined you have the ability to refinance each of these facilities, and tell us any terms and conditions that must be met.   Please also tell us if there may be circumstances where you may not be able to refinance these facilities, and what the repercussions would be. Please show us the disclosure you will include in future filings to address this issue.

Form 10-Q for the Quarterly Period Ended June 30, 2010

6. East Mediterranean Gas Company, page 10

3. We note from your disclosure that it is not clear what impact the legislation passed by the Government of Egypt in May 2008 will have on EMG, but we also note that you disclose earlier in the same paragraph that the impact of this change in the law would be to impose a 20% tax on EMG's net future income. Please tell us what periods this law impacts, and if you have accounted for the reduced historical and future income when testing your investment in EMG for impairment.

4. We have reviewed your response and proposed disclosure in your response to comment 3 in your letter dated August 3, 2010, and note that a significant component of your unreserved deferred tax asset balance relates to loss carryforwards which you intend to utilize by selling all or a portion of your investment in EMG, which currently has sufficient unrealized gains to fully utilize these net deferred tax assets. Please tell us if the value of those unrealized gains contemplates the enforcement of the Egyptian legislation passed in May 2008, and if not, please tell us whether the enforcement of that legislation would have a material impact on the amount of unrealized gains available to utilize your deferred tax assets. If so, please quantify the amount of unrealized gains that would be available, and the impact it would have on your valuation allowance for your net deferred tax assets

15. Legal Proceedings, page 17

5. Please tell us if unfavorable outcomes related to any legal claims filed against subsidiaries and affiliates of the company are probable, and if any accruals have been made.

Yosef A. Maiman
Ampal-American Israel Corporation
August 23, 2010
Page 3

6.   We note that for certain of your disclosed legal claims you do not disclose the possible
         loss or range or loss, or provide a statement that an estimate of the loss cannot be made.
         ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be
         reasonably possible but not probable, or if the amount of loss cannot be reasonably
         estimated, accrual would be inappropriate, but disclosure must be made regarding the
         nature of the contingency and an estimate of the possible loss or range of possible loss or
         state that such an estimate cannot be made. Please revise your disclosures beginning in
         the third quarter Form 10-Q to include all of the disclosures required by paragraphs 3-5
         of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure
         indicating that losses may be higher than reserves currently accrued by the Company or
         disclosure indicating that the outcome of a matter may be material to your operating
         results for a particular period satisfies the criteria in ASC 450.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

         You may contact Eric McPhee, Staff Accountant, at (202) 551-3693, or me at (202) 551-
3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Jennifer Gowetski, Attorney
Advisor, at (202) 551-3401 with any other questions.

                                                      Sincerely,

                                                      Daniel L. Gordon
                                                      Branch Chief